December 30, 2024

Mitchell J. Krebs
Chairman, President & Chief Executive Officer
Coeur Mining, Inc.
200 South Wacker Drive, Suite 2100
Chicago, IL 60606

        Re: Coeur Mining, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed November 14, 2024
            Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed December 13, 2024
            File No. 001-08641
Dear Mitchell J. Krebs:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Eric Scarazzo, Esq.